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CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 25, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Katherine Bagley

Tony Watson

Donna Di Silvio

Re:    Phreesia, Inc.

Registration Statement on Form S-1

File No. 333-232264

CIK No. 0001412408

Ladies and Gentlemen:

On behalf of Phreesia, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2019 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on April 17, 2019, resubmitted to the Commission on May 28, 2019 and June 17, 2019, and subsequently filed by the Company with the Commission on June 21, 2019 (File No. 333-232264) (the “Registration

June 25, 2019

Statement”), we submit this supplemental letter to further address comment 24 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

24.

Please tell us the estimated IPO price range once you have determined that information. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance related to recent valuations of your equity through the date of effectiveness for the preceding twelve months.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors, or compensation committee thereof (either, the “Board”), as of the date of each option grant, with

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

June 25, 2019

input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company’s most recent third-party valuations of its common stock were prepared as of November 30, 2018, April 30, 2019 and June 14, 2019. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s recent common stock valuations were prepared using a hybrid method. The hybrid method is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an option pricing method.

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered three future-event scenarios: an IPO scenario, a sale scenario and a remain-private scenario. The equity value of the Company in each future-event scenario was determined using a combination of income and market approaches. The IPO scenario assumed that all shares of preferred stock (except redeemable preferred stock) would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to such preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the IPO scenario, the sale scenario and the remain-private scenario based on the Company’s assessment of its overall performance and market conditions at that time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios. For each future-event scenario, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its three most recent valuations were as follows:

	IPO Scenario		Sale Scenario		Remain Private		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM
November 30, 2018	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	$3.65

April 30, 2019	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	$4.43

June 14, 2019	[***]%	[***]%	[***]%	[***]%	[***]%	[***]%	$5.41

November 30, 2018 Valuation

The Board relied, in part, on the results of the November 30, 2018 valuation in its determination of the fair value of common stock of $3.65 per share as of March 27, 2019 when it granted

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

June 25, 2019

options for the purchase of 2,115,167 shares and 858,750 restricted stock units to employees, consultants and directors, and as of April 26, 2019 when it granted options for the purchase of 150,000 shares to an employee. Between November 30, 2018 and April 26, 2019, the Company continued to operate its business in the ordinary course. As a result, the Board continued to grant options to purchase the Company’s common stock at an exercise price of $3.65 per share from November 30, 2018 to April 26, 2019. Subsequent to April 26, 2019, the Company received the April 30, 2019 valuation discussed below with an indicated fair value per share of common stock of $4.43. As a result of the increase in value, for purposes of determining stock compensation expense for these options, the Company interpolated the value between the November 30, 2018 valuation of $3.65 and the April 30, 2019 valuation of $4.43 to arrive at a fair value per share utilized in the Company’s Black-Scholes calculation of $[***].

April 30, 2019 Valuation

The factors contributing to the increase in the fair value of common stock from the November 30, 2018 valuation to the April 30, 2019 valuation included continued strong revenue growth and the increase in the probability weighting of the IPO scenario to [***]% and the decrease in the DLOM due to the shorter period to the planned IPO event, both reflecting progress made by the Company since November 30, 2018, including the following:

●	On February 5, 2019, the Company held an organizational meeting with the underwriters, management and legal teams.

●	In March and April 2019, the Company held several drafting sessions with the underwriters.

●	On April 11, 2019, the Board approved pursuing the IPO on the timeline currently contemplated.

●	On April 17, 2019, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

June 14, 2019 Valuation

The Board relied, in part, on the results of the June 14, 2019 valuation in its determination of the fair value of common stock of $5.41 per share as of June 20, 2019 when it granted options for the purchase of 416,250 shares and 128,750 restricted stock units to employees and directors. Between June 14, 2019 and June 20, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $5.41 per share from June 14, 2019 to June 20, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

June 25, 2019

The principal factor contributing to the increase in the fair value of common stock from the April 30, 2019 valuation to the June 14, 2019 valuation was the decrease in the DLOM due to the shorter period to the planned IPO event, reflecting progress made by the Company since April 30, 2019, including the following:

●	On May 28, 2019, the Company confidentially submitted Amendment No. 1 to its draft registration statement on Form S-1 to the Commission.

●	In May and June 2019, the Company held “testing-the-waters” meetings, at which the Company received positive information from potential investors.

●

On June 5, 2019, the Board approved the public filing of the Registration Statement, the establishment of a pricing committee of the Board and various other IPO-related matters and governance policies.

●	On June 12, 2019, the Company received valuation information from the underwriters estimating the Preliminary Price Range.

●	On June 17, 2019, the Company confidentially submitted Amendment No. 2 to its draft registration statement on Form S-1 to the Commission.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	the Company’s financial condition and prospects;

●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

●	recent performance of IPOs of companies in the healthcare information technology and software industries; and

●	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

June 25, 2019

The Company believes that the difference between the fair value of its common stock as of June 20, 2019 of $5.41 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred or will occur subsequent to June 20, 2019:

●

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the June 14, 2019 valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the June 14, 2019 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

●

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the June 14, 2019 valuation.

●

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock and the cancellation of all of the Company’s outstanding redeemable preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s redeemable preferred stock will be cancelled, and all outstanding shares of the Company’s convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the common stock.

●	Since June 14, 2019, the Company has taken several steps toward the completion of an IPO, including publicly filing the Registration Statement with the Commission on June 21, 2019.

●

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.

June 25, 2019

return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 620 Eighth Avenue, New York, New York, 10018.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 813-8853.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:	Chaim Indig, Phreesia, Inc.
Thomas Altier, Phreesia, Inc.
Charles Kallenbach, Phreesia, Inc.
John J. Egan, Esq., Goodwin Procter LLP
Andrew R. Pusar, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY PHREESIA, INC.